# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, Arizona (AZ), 85028
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001899044

## Reporting persons
- Emerald ESG Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,433,537; sole dispositive power 0; shared dispositive power 3,433,537; aggregate amount beneficially owned 3,433,537 (7.4% of the class)
  Comment: ** See Item 4 of this filing.
  
  (1) Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.
- Emerald ESG Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,410,185; sole dispositive power 0; shared dispositive power 2,410,185; aggregate amount beneficially owned 2,410,185 (5.2% of the class)
  Comment: ** See Item 4 of this filing.
  
  (1) Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.
- Betsy Z. Cohen: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,843,722; sole dispositive power 0; shared dispositive power 5,843,722; aggregate amount beneficially owned 5,843,722 (12.7% of the class)
  Comment: ** See Item 4 of this filing.
  
  (1) Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035 Phoenix, Arizona 85028

## Item 2. Person Filing
Name of person filing:
(1) Emerald ESG Sponsor, LLC
(2) Emerald ESG Advisors, LLC
(3) Betsy Z. Cohen (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Cohen Circle, LLC, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.
Citizenship: Each of Emerald ESG Sponsor, LLC and Emerald ESG Advisors, LLC is a Delaware limited liability company. Ms. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The beneficial ownership percentage for each Reporting Person is based on 46,138,876 common shares outstanding, as set forth in the Issuer's Form 8-K filed February 14, 2025

Emerald ESG Sponsor, LLC ("ESG Sponsor") is the direct beneficial owner of 3,433,537 shares of the Issuer's common stock. Emerald ESG Advisors, LLC ("Advisors" and together with ESG Sponsor, the "Sponsors") is the direct beneficial owner of 2,410,185 shares of the Issuer's common stock.

Each Sponsor is managed by Ms. Cohen. As a result of the foregoing, Ms. Cohen may be deemed to share voting and investment power over the Issuer's common shares held directly by the Sponsors. Ms. Cohen disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Emerald ESG Sponsor, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen, Manager (02/19/2025)
- Emerald ESG Advisors, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen, Manager (02/19/2025)
- Betsy Z. Cohen: /s/ Betsy Z. Cohen, Betsy Z. Cohen (02/19/2025)